Exhibit 99.1

FERGUSON PLC

2020 ANNUAL GENERAL MEETING RESULTS – UPDATE STATEMENT

At Ferguson plc’s Annual General Meeting (“AGM”) held on December 3, 2020 the Remuneration Report was supported by a substantial majority of shareholders but received marginally less than 80 percent support. In accordance with the UK Corporate Governance Code 2018 (“Code”), this statement provides an update on the views received from shareholders and the actions taken.

In consultation with shareholders and proxy advisory bodies, the key reason identified for voting against the resolution was that there was not enough disclosure on the determination of bonuses for the Executive Directors. In addition, the Remuneration Committee also received feedback that a small number of shareholders would be voting against the resolution due to the absence of a post-employment shareholding requirement, the structure of our bonus deferral arrangements, and the measures comprising the Long Term Incentive Plan (“LTIP”) scorecard.

Having reflected on all the above, the Remuneration Committee has agreed:

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To provide greater transparency and clarity to all shareholders in the 2021 Annual Report and Accounts around its decision making processes in respect of key remuneration outcomes, in line with its commitment to align with governance best practice.

•	To increase the shareholding requirement for our Chief Executive Officer to five times salary from October 1, 2021.
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To introduce a post-employment shareholding requirement from October 1, 2021, to align with standard FTSE 100 practice and UK investor expectations. Details will be set out in this year’s Directors’ Remuneration Report in the 2021 Annual Report and Accounts.

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At the next remuneration policy review in 2022, to undertake a review of metrics and take into consideration the feedback received from shareholders in respect of Ferguson’s current Deferred Bonus Policy and LTIP measures.

As a Board, we remain committed to engaging with shareholders on executive remuneration and continue to welcome feedback to ensure all stakeholder views are fully understood and taken into consideration by the Remuneration Committee.

For further information, please contact:

Graham Middlemiss, Group Company Secretary

(+44 (0) 118 927 3800)

Notes to Editors:

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended 31 July 2020 was $19.9 billion and trading profit was $1.6 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is a member of the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson plc.